
05005195

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

4 January 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JAN 12 2005
WASH, D.C.
213
SECTION

Brambles

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

PROCESSED
JAN 18 2005
THOMSON FINANCIAL

Encs.

Brambles Industries plc
Registered number: 4134697

4 January 2005

Hans-Olaf Henkel commencement as Director

Further to our previous announcement, regarding the appointment of Mr Hans-Olaf Henkel as a Director of Brambles Industries Limited and Brambles Industries plc on 17 December 2004, we wish to advise that the appointment became effective on 1 January 2005.

For further information

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson	+61 (0) 2 9256 5216
	Head of Investor Relations	+61 (0) 414 239 188 (mobile)
Media	David Besier	+61 (0) 2 9256 5204
	Manager Corporate Communications	+61 (0) 412 473 330 (mobile)

Brambles' global headquarters is in Sydney, Australia